                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __)(1/*)

                                  NYMAGIC, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

-------------------------------------------------------------------------------
                     Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

-------------------------------------------------------------------------------
                                    629484106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Preston B. Kavanagh
                             CCP Fund Managers, LLC
                         CityPlace II, 185 Asylum Street
                               Hartford, CT 06103
                                 (860-541-5316)

                                 with a copy to:

                              Edward A. Reilly, Jr.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                                 (212-309-6000)

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 7, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 13 Pages)

--------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*    See Item 1 herein.

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 2 of 13 Pages
---------------------------                         ---------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           David W. Young
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                       (b) | |
---------- --------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO   (See Item 3)
---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      | |
---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
----------------------------- -------- ----------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------
                              8        SHARED VOTING POWER

                                       -0-   (See Item 5)
                              -------- ----------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              -------- ----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       -0-   (See Item 5)
----------------------------- -------- ----------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-   (See Item 5)
---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        | |
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 3 of 13 Pages
---------------------------                         ---------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CCP Fund Managers, LLC
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                       (b) | |
---------- --------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO   (See Item 3)
---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      | |
---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------- -------- ----------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------
                              8        SHARED VOTING POWER

                                       1,000,000   (See Item 5)
                              -------- ----------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              -------- ----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        | |
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 4 of 13 Pages
---------------------------                         --------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning Investment Partners VI, L.L.C.
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                       (b) | |
---------- --------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO   (See Item 3)
---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      | |
---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------- -------- ----------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------
                              8        SHARED VOTING POWER

                                       1,000,000   (See Item 5)
                              -------- ----------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              -------- ----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        | |
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 5 of 13 Pages
---------------------------                         ---------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning Capital Partners VI, L.P.
---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                       (b) | |
---------- --------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO   (See Item 3)
---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      | |
---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------- -------- ----------------------------------------
                              7        SOLE VOTING POWER

                                       -0-   (See Item 5)
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------
                              8        SHARED VOTING POWER

                                       1,000,000   (See Item 5)
                              -------- ----------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-   (See Item 5)
                              -------- ----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000   (See Item 5)
---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        | |
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 6 of 13 Pages
---------------------------                         ---------------------------


         Item 1.     Security and Issuer.

         This Schedule 13D (the "Schedule 13D") is being filed on behalf of David W. Young and CCP Fund Managers, LLC, a Delaware limited liability company ("CCPFM"), as an initial filing. In addition, it serves to amend the Schedule 13D filed by Conning Investment Partners VI, L.L.C., a Delaware limited liability company ("Conning Investment"), and Conning Capital Partners VI, L.P., a Delaware limited partnership ("CCPVI" and, together with Conning Investment, CCPFM and David W. Young, the "Reporting Persons") with the Securities and Exchange Commission on February 11, 2003, as amended on July 11, 2003 (such
Schedule 13D, as so amended, the "Amended Schedule 13D"). This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of NYMAGIC, Inc., a New York corporation ("NYMAGIC" or the "Company"). NYMAGIC has its principal executive offices at 330 Madison Avenue, New York, New York 10017. All capitalized terms used but not defined in this Schedule shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

         Item 2.     Identity and Background.

         Item 2 of the Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         (a) This Schedule 13D is being filed jointly by the below-listed parties: David W. Young, who is a partner and member of CCPFM and a member of Conning Investment, CCPFM, which is the manager member of Conning Investment, which is the general partner of CCPVI, which directly beneficially owns 1,000,000 shares of Common Stock of the Company. CCPFM has a policy that precludes Mr. Young, so long as he is associated with CCPFM, from disposing of his shares of Common Stock prior to CCPVI disposing of its shares of Common Stock. By virtue of being the manager member of Conning Investment, CCPFM may be deemed to indirectly beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI. By virtue of being the general partner of CCPVI, Conning Investment may be deemed to indirectly beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI. A copy of the agreement among the reporting persons that this Schedule 13D is filed on behalf of (collectively, the "Reporting Persons") is attached hereto as Exhibit 1.

                  Attached as Schedule A is information concerning each executive officer, partner, member and member of the Board of Managers of CCPFM. Attached as Schedule B is information concerning each manager member of Conning Investment and, by virtue of Conning Investment's position as general partner of CCPVI, of CCPVI. Schedules A and B are each incorporated into and made a part of this Schedule 13D.

         (b) The address of the principal business and principal office of each of David W. Young, CCPFM, Conning Investment and CCPVI is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105.

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 7 of 13 Pages
---------------------------                         ---------------------------


         (c) The principal occupation of David W. Young is being a partner of CCPFM. The principal businesses of CCPFM is either serving as the general partner of or providing management and investment services to venture capital and private equity funds that invest principally in companies engaged in various segments of the insurance, financial services, e-commerce and healthcare industries, including without limitation, service and technology business supporting such industries. There is no control person of CCPFM. Conning Investment acts as the general partner of CCPVI. CCPVI is a private equity fund primarily focused on investing in financial services and healthcare services companies.

         (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) David W. Young is a United States citizen. CCPFM is a Delaware limited liability company. Conning Investment is a Delaware limited liability company. CCPVI is a Delaware limited partnership. To the knowledge of each Reporting Person, each executive officer, partner, member and member of the Board of Managers named in Schedules A and B to this Schedule 13D are citizens of the United States of America.

         Item 4.     Purpose of Transaction.

         Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraph at the end:

         On June 30, 2003, CCPFM and Conning & Company, a Connecticut corporation ("Conning"), entered into a series of agreements pursuant to which CCPFM will acquire management and investment control over certain private equity funds sponsored by Conning. In connection with such agreements, Conning paid a portion of the management fees collected to date from such funds to CCPFM. In addition, Conning also entered into an operating services agreement and trademark license agreement with CCPFM pursuant to which Conning will provide office services to CCPFM and permit CCPFM to continue to use the trademark "Conning" in its operation of private equity funds. Pursuant to an Amended and Restated Limited Liability Agreement of Conning Capital Investment Partners VI, L.L.C., dated as of June 30, 2003, effective July 7, 2003, CCPFM has been substituted for certain individuals associated with CCPFM as the manager member of Conning Investment, the general partner of CCPVI.

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 8 of 13 Pages
---------------------------                         ---------------------------


         Item 5.     Interest in Securities of the Issuer.

         Item 5 of the Amended Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         (a) As of the date of this filing, David W. Young has an option for 10,000 shares of Common Stock, which is not currently exercisable. This option vests in four equal installments starting on March 12, 2004 and each of the three subsequent annual anniversaries of such date. CCPFM, by virtue of CCPFM's policy restricting Mr. Young's disposition of his shares, so long as he is associated with CCPFM, may be deemed to indirectly beneficially own the vested shares under such option. As of the date of this filing, CCPFM, by virtue of being the manager member of Conning Investment, may be deemed to indirectly beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI (500,000 of which are owned and 500,000 of which are subject to the Company Options and the Shareholder Options), which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, Conning Investment, by virtue of being the general partner of CCPVI, may be deemed to indirectly beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI (500,000 of which are owned and 500,000 of which are subject to the Company Options and the Shareholder Options), which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, CCPVI has direct beneficial ownership of 1,000,000 shares of Common Stock (500,000 of which are owned and 500,000 of which are subject to the Company Options and the Shareholder Options), which represent 9.9% of all shares of Common Stock outstanding. Percentages are based on 9,706,498 shares of Common Stock issued and outstanding as of April 1, 2003 as set forth in the 10-Q filed by NYMAGIC, Inc. on May, 15, 2003.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference. For additional information regarding the Reporting Persons, see Item 2 above.

         (c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A and B to this Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

         (d) No person other than CCPVI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by CCPVI.

         (e) Not applicable.

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 9 of 13 Pages
---------------------------                         ---------------------------


         Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Amended Schedule 13D is hereby amended by adding the following at the end:

         David W. Young is subject to CCPFM's policy that, so long as he is associated with CCPFM, he not dispose of his shares of Common Stock prior to CCPVI's disposition of its shares of Common Stock.

         Item 7.     Material to be Filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated as of July 10, 2003, by and among David W. Young, CCP Fund Managers, LLC, Conning Investment Partners VI, L.L.C. and Conning Capital Partners VI, L.P.

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 10 of 13 Pages
---------------------------                         ---------------------------


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                            /s/ David W. Young
                            ---------------------------------------------------
                            David W. Young


                            CCP FUND MANAGERS, LLC


                            By:   /s/ Preston B. Kavanagh
                                  ---------------------------------------------
                                  Name:     Preston B. Kavanagh
                                  Title:    Partner & CFO


                            CONNING INVESTMENT PARTNERS VI, LLC

                            By:   CCP Fund Managers, LLC, its Manager Member


                                  By:  /s/ Preston B. Kavanagh
                                       ----------------------------------------
                                       Name:     Preston B. Kavanagh
                                       Title:    Partner & CFO


                            CONNING CAPITAL PARTNERS VI, L.P.
                            By:   Conning Investment Partners VI, LLC,
                                  its General Partner

                            By:   CCP Fund Managers, LLC, its Manager Member


                                  By:  /s/ Preston B. Kavanagh
                                       ----------------------------------------
                                       Name:     Preston B. Kavanagh
                                       Title:    Partner & CFO

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 11 of 13 Pages
---------------------------                         ---------------------------





                                                                      Schedule A

Unless otherwise indicated, each individual is a citizen of the United States of America. If no address is given, the individual's business address is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with CCPFM.

Name and Title                 Principal Occupation and Place of Business
---------------                ------------------------------------------

John B. Clinton                Partner, President and Member



Michael E. Aspinwall           Partner and Member



Preston B. Kavanagh            Partner, Chief Financial Officer and Member



Steven F. Piaker               Partner and Member



Gerard Vecchio                 Partner and Member



David W. Young                 Partner and Member

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 12 of 13 Pages
---------------------------                         ---------------------------





                                                                      Schedule B

Unless otherwise indicated, each individual is a United States of America citizen. If no address is given, the manager member's business address is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105.

Name and Title                       Principal Occupation and Place of Business
----------------------               ------------------------------------------

CCP Fund Managers, LLC               Investment Manager

---------------------------                         ---------------------------
                                  Schedule 13D
CUSIP No. 629484106                                     Page 13 of 13 Pages
---------------------------                         ---------------------------




                                  Exhibit Index
-------------------------------------------------------------------------------
                                                                   Sequential
Exhibit No.                                                       Numbered Page
-----------                                                       -------------

Exhibit 1 Joint Filing Agreement, dated as of July 10, 2003, by and among David W. Young, CCP Fund Managers,
              LLC, Conning Investment Partners VI, LLC and
              Conning Capital Partners VI, L.P.



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